Filed by DSET Corporation
                       Filed Pursuant to Rules 165 and 425 promulgated under the
                            Securities Act of 1933, as amended, and deemed filed
                                   Pursuant to Rule 14a-12 promulgated under the
                                     Securities Exchange Act of 1934, as amended

                                                  Subject Company:  ISPSoft Inc.

                                                    Commission File No.333-65898


[GRAPHIC OMITTED]                                                 PRESS RELEASE

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               SEC Declares DSET Registration Statement Effective

           Shareholder Vote on Merger with ISPSoft Set for January 31

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Bridgewater, NJ - December 20, 2001 - (Nasdaq: DSET) - DSET Corporation today announced that the Securities and Exchange Commission (SEC) has declared effective the registration statement on Form S-4 for the company's proposed merger with ISPSoft Inc.

A special meeting at which DSET shareholders will vote on the merger with ISPSoft has been scheduled for January 31. A prospectus and proxy form will be sent shortly to all DSET shareholders of record as of December 7, 2001.

Important Information Filed With SEC
------------------------------------

Investors and security holders are urged to read DSET's proxy statement/prospectus regarding the proposed combination, which contains important information about the transaction. The proxy statement/prospectus is filed with the SEC. Investors and security holders may obtain a free copy of the proxy statement/prospectus and other documents filed by DSET with the SEC at the SEC's Web site at www.sec.gov. The proxy statement/prospectus and these other documents may also be obtained for free from DSET. DSET and its executive officers and directors may be deemed to be participants in the solicitation of proxies from stockholders of DSET with respect to the transactions contemplated by the merger agreement. Information regarding such officers and directors is included in DSET's proxy statement/prospectus.

About DSET
----------

DSET Corporation is a supplier of electronic-bonding gateways and software solutions that automate the provisioning and activation of Internet Protocol
(IP)-based services. DSET gateways enable communications providers to implement electronic Trading Partner Networks (TPNs). A TPN plays a critical role in lowering the cost of acquiring customers, reducing the amount of time required to provision new phone services for customers, and minimizing the time required to resolve service outages to ensure higher customer satisfaction and less customer churn. DSET IP provisioning solutions facilitate the creation of virtual private networks (VPNs) and other services at a fraction of the cost

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and time of conventional provisioning methods.  DSET is headquartered in
Bridgewater, New Jersey, and the company's Web site can be viewed  at
www.dset.com.
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About ISPSoft
-------------

Located in Shrewsbury, New Jersey, ISPSoft Inc. is a leading provider of broadband provisioning and management solutions to carriers and enterprises for increased flexibility, reliability, and scalability of services. The company's end-to-end provisioning solutions bridge the gap between server-based provisioning and network element-based provisioning. ISPSoft's carrier-class Universal Provisioning Exchange (UPX) software platform automates the deployment of IP-based services that include MPLS VPNs and IPSec QoS VPNs. For more information visit the company at www.ispsoft.com.

Statements regarding financial matters contained in this press release, other than historical facts, are forward-looking. Since all statements about DSET's plans, estimates, and expectations are based on current projections that involve risks and uncertainties, and are subject to change at any time, the company's actual results may differ materially from expected results. Investors should consider these risks and uncertainties, which are discussed in documents filed by DSET with the Securities and Exchange Commission. These documents identify important factors that could cause the actual results to differ materially from those contained in the projections or forward-looking statements. DSET expressly disclaims any obligation to update any forward-looking statements.

                                      x x x



DSET Contacts:

Media Relations: Dean Maskevich, Marketing Communications, 908-526-7500
                 Ext. 1366, e-mail: dmaskevi@dset.com

Investor Relations: John P. Murphy, Westfield Investor Relations, 908-233-1558,
                    e-mail: westfieldir@worldnet.att.net



DSET and the DSET logo are registered trademarks of DSET Corporation.

All other trademarks are the property of their respective owners.


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